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Liquid Media Group, Ltd. Receives Nasdaq Notice of Deficiency Regarding

Minimum Bid Price Requirement and Provides Update on 2021 Audit Filing

Vancouver, British Columbia – March 4, 2022 – Liquid Media Group Ltd. (“the Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR) today announced that it received a written notice (the “Notice”) from the Nasdaq Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) indicating that the Company is not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules (the “Listing Rules”). Based on the closing bid price of the Company’s listed securities for the last 30 consecutive business days from January 14, 2022, to February 28, 2022, the Company no longer meets the minimum bid price requirement set forth in Listing Rule 5550(a)(2). The Notice is only a notification of deficiency, not of imminent action, and has no current effect on the listing or trading of the Company’s securities on the Nasdaq Capital Market.

The Notice states that under Listing Rule 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days, or until August 29, 2022, to regain compliance under the Listing Rules. To regain compliance under the Listing Rules, the Company’s common shares must be at least US$1.00 for a minimum of ten consecutive business days. In the event the Company does not regain compliance by August 29, 2022, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company intends to monitor the closing bid price of its common shares between now and August 29, 2022, and to evaluate its available options to regain compliance within the compliance period.

In addition, the Company has received default notices from the British Columbia Securities Commission (“BCSC”) for failure to timely file its Annual Information Form, annual financial statements, related management discussion and analysis and management certifications in respect of the same.  The Company has experienced unexpected delays in consolidating financial information from, and completing purchase accounting for its recently acquired operations, however it expects to be able to make all required filings in the coming weeks and will provide updates in due course.

“We remain confident in Liquid’s business strategy and in the synergies and revenues of our recently closed acquisitions,” said Ron Thomson, CEO of Liquid. “Our team is committed to reviewing all available options to regain compliance with the Bid Price Rule and to comply with the BSCS requirements, and we appreciate the continued support of our investors during this time.”

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Liquid’s blockchain framework, developed with Eluvio, is enabling independent producers and content creators to leverage blockchain technology and NFTs to reach new audiences, achieve lower-cost, decentralized distribution, access production funding, sell merchandise and other special access experiences, and broadcast directly to global audiences on their own terms.

Additional information is available at www.LiquidMediaGroup.co.

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. These statements include, but are not limited to, that the Company will regain compliance under the Nasdaq’s listing requirements, file its financial year 2021 annual filings, and should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to, developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions, as well as additional risks disclosed in the Company’s annual and quarterly financial reports available at www.sedar.com. and www.sec.gov. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.